SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 22, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

1Q24 Earnings Release

MAY 22ND, 2024

Macro

macro.com.ar

BANCO MACRO	1Q24 EARNINGS RELEASE

Index

01	Summary

02	Disclaimer

03	Results

04	Financial Assets

05	Public Sector Assets

06	Funding

07	Liquid Assets

08	Solvency

09	Asset Quality

10	1Q24 Snapshot

11	Relevant and Recent Events

12	Regulatory Changes

13	CER Exposure and Foreign Currency Position

Banco Macro Announces **Results for the First Quarter of 2024**

Buenos Aires, Argentina, May 22, 2024 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) ("Banco Macro" or "BMA" or the "Bank") announced today its results for the first quarter ended March 31, 2024 ("1Q24"). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2023 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2024.

BANCO MACRO	1Q24 EARNINGS RELEASE

NET INCOME	
Ps. 275 billion	+626%
1Q24	HIGHER THAN 1Q23

OPERATING INCOME	
Ps. 1.6 trillion	+149%
1Q24	HIGHER THAN 1Q23

RETURN ON AVERAGE EQUITY & RETURN ON AVERAGE ASSETS	
37.4%	11.9%
ROAE 1Q24	ROAA 1Q24

BANCO MACRO'S TOTAL FINANCING	
Ps. 2.5 trillion	-8%
1Q24	LOWER THAN 1Q23

BANCO MACRO'S TOTAL DEPOSITS	
Ps. 5.0 trillion	-11%
1Q24	LOWER THAN 1Q23

BANCO MACRO	1Q24 EARNINGS RELEASE

BANCO MACRO'S TOTAL DEPOSITS REPRESENTED	PRIVATE SECTOR DEPOSITS 1Q24
76%	**Ps. 4.5 trillion**
OF TOTAL LIABILITIES	6% LOWER THAN 1Q23

EXCESS CAPITAL	CAPITAL ADEQUACY RATIO
Ps. 2.6 trillion	**46.5%**
472% EXCESS	IN 1Q24

TIER 1 RATIO	LIQUID ASSETS / TOTAL DEPOSITS RATIO
44.5%	**124%**
IN 1Q24	IN 1Q24

BANK'S NON-PERFORMING TO TOTAL FINANCING RATIO	COVERAGE RATIO
1.14%	**222.7%**
IN 1Q24	IN 1Q24

RETAIL CUSTOMERS	CORPORATE CUSTOMERS
5.18 million	**149,770**
IN 1Q24	IN 1Q24

BANCO MACRO	1Q24 EARNINGS RELEASE

Summary	.01

• THE BANK’S NET INCOME totaled Ps.275.2 billion in 1Q24. This result was 61% lower than the Ps.679.3 billion posted in 4Q23 and 626% higher than the Ps.37.9 billion posted in 1Q23. In 1Q24 the annualized return on average equity (“ROAE”) and the annualized return on average assets (“ROAA”) were 37.4% and 11.9%, respectively.

• In 1Q24, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.1.62 trillion, 19% or Ps.388 billion lower than in 4Q23 and 149% or Ps.969.3 billion higher than the same period of last year.

• In 1Q24, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.1.25 trillion, 20% or Ps.322.7 billion lower than in 4Q23 and 211% or Ps.850.8 billion higher than the same period of last year.

• In 1Q24, BANCO MACRO’S TOTAL FINANCING decreased 10% or Ps.279.6 billion quarter over quarter (“QoQ”) totaling Ps.2.5 trillion and decreased 8% or Ps.205.9 billion year over year (“YoY”). In 1Q24 peso financing decreased 20% while USD financing increased 75%.

• In 1Q24, BANCO MACRO’S TOTAL DEPOSITS decreased 1% or Ps.74.3 billion QoQ and 11% or Ps.644 billion YoY, totaling Ps.5 trillion and representing 76% of the Bank’s total liabilities. Private sector deposits decreased 6% or Ps.291.2 billion QoQ. In 1Q24, Peso deposits increased, 10% while USD deposits decreased 32%.

• Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.2.6 trillion, 46.5% Capital Adequacy Ratio – Basel III and 44.5 % Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 124% of its total deposits in 1Q24.

• In 1Q24, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 1.14% and the COVERAGE RATIO reached 222.7%.

• As of 1Q24, through its 517 branches and 9.166 employees Banco Macro serves 5.18 million retail customers (2.19 million digital customers) across 23 of the 24 Provinces in Argentina and over 149,770 corporate customers.

As of December 2023, Banco Macro consolidated includes Banco Macro + subsidiaries + Banco BMA (formerly Banco Itaú Argentina)

BANCO MACRO	1Q24 EARNINGS RELEASE

Disclaimer	.02

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 20223 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO	1Q24 EARNINGS RELEASE

1Q24 Earnings Release Conference Call

Friday, May 24, 2024

Time:

12:00 a.m. Eastern Time

01:00 p.m. Buenos Aires Time

To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here

Available from 05/24/2024 through 06/7/2024

IR Contacts in Buenos Aires:

Jorge Scarinci

Chief Financial Officer

Nicolás A. Torres

Investor Relations

Phone: (54 11) 5222 6682

E-mail: investorelations@macro.com.ar

Visit our website at:

www.macro.com.ar/relaciones-inversores

BANCO MACRO	1Q24 EARNINGS RELEASE

Results	.03

As of December 2023, Banco Macro consolidated includes Banco Macro + subsidiaries + Banco BMA (formerly Banco Itaú Argentina)

Earnings per outstanding share were Ps.430.74 in 1Q24, 61% lower than in 4Q23 but 627% higher than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Net income -Parent Company- (M $)	37,921	138,379	17,458	697,255	275,235	-61%	626%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Book value per avg. Outstanding share ($)	3,841	3,643	3,665	4,851	5,259	8%	37%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	59.22	216.56	27.32	1,091.17	430.74	-61%	627%
EOP FX (Pesos per USD)	208.9883	256.6750	350.0083	808.4833	857.4167	6%	310%
Book value per avg. issued ADS (USD)	183.79	141.93	104.71	60.00	61.34	2%	-67%
Earnings per avg. outstanding ADS (USD)	2.83	8.44	0.78	13.50	5.02	-63%	77%

Banco Macro’s 1Q24 net income of Ps.275.2 billion was 61% or Ps.422 billion lower than the previous quarter and 626% or Ps.237.3 billion higher YoY mainly due to the mark to market of Government Securities (financial assets at fair value through profit or loss). This result represented an annualized ROAE and ROAA of 37.4% and 11.9% respectively. Total comprehensive income for the quarter totaled Ps.260.5 billion, 66% lower than the result posted in the previous quarter.

Net operating income (before G&A and personnel expenses) was Ps.1.62 trillion in 1Q24, 19% or Ps.388 billion lower compared to 4Q23. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 149% or Ps.969.3 billion.

In 1Q24, Provision for loan losses totaled Ps.18.9 billion, 32% or Ps.8.7 billion lower than in 4Q23. On a yearly basis provision for loan losses increased 40% or Ps.5.4 billion.

Operating income (after G&A and personnel expenses) was Ps.1.25 trillion in 1Q24, 20% or Ps.322.7 billion lower than in 4Q23 and 211% or Ps.850.8 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 3x assets to equity ratio.

BANCO MACRO	1Q24 EARNINGS RELEASE

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Net Interest Income	378,801	338,239	261,918	278,516	167,515	-40%	-56%
Net fee income	85,455	82,535	82,488	84,256	74,061	-12%	-13%
Net Interest Income + Net Fee Income	464,256	420,774	344,406	362,772	241,576	-33%	-48%
Net Income from financial instruments at fair value through P&L	35,664	162,583	-84,503	1,357,364	1,272,438	-6%	3468%
Income from assets at amortized cost	-	-	319	200	21	0%	0%
Differences in quoted prices of gold and foreign currency	142,244	237,601	553,341	277,087	80,592	-71%	-43%
Other operating income	22,170	23,975	26,223	38,150	44,350	16%	100%
Provision for loan losses	13,492	17,296	11,305	27,569	18,857	-32%	40%
Net Operating Income	650,842	827,637	828,481	2,008,004	1,620,120	-19%	149%
Employee benefits	91,026	96,158	100,219	134,878	133,392	-1%	47%
Administrative expenses	45,189	53,873	53,635	96,306	68,910	-28%	52%
Depreciation and impairment of assets	18,981	19,364	19,185	30,560	24,284	-21%	28%
Other operating expenses	92,454	115,885	109,226	169,603	139,584	-18%	51%
Operating Income	403,192	542,357	546,216	1,576,657	1,253,950	-20%	211%
Result from associates & joint ventures	-851	-597	-165	237,238	-214	-	-
Result from net monetary postion	-342,825	-342,898	-501,839	-797,250	-888,994	12%	159%
Result before taxes from continuing operations	59,516	198,862	44,212	1,016,645	364,742	-64%	513%
Income tax	21,595	60,483	26,754	319,390	89,507	-72%	314%
Net income from continuing operations	37,921	138,379	17,458	697,255	275,235	-61%	626%
		-	-
Net Income of the period	37,921	138,379	17,458	697,255	275,235	-61%	626%
Net income of the period attributable to parent company	37,869	138,284	17,396	696,933	275,419	-60%	627%
Net income of the period attributable to minority interest	52	95	62	322	-184	-157%	-
Other Comprehensive Income	-3,224	6,744	-3,294	60,678	-14,706	-	-
Foreign currency translation differences in financial statements conversion	-822	-192	298	15,513	-14,063	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-2,402	6,936	-3,592	45,165	-643	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	34,697	145,123	14,164	757,933	260,529	-66%	651%
Total Comprehensive Income attributable to parent Company	34,645	145,028	14,102	757,611	260,713	-66%	653%
Total Comprehensive Income attributable to non-controlling interests	52	95	62	322	-184	-157%	-

The Bank’s 1Q24 net interest income totaled Ps.167.5 billion, 40% or Ps.111 billion lower than in 4Q23 and 56% or Ps.211.3 billion lower YoY. Interest income decreased 18% while interest expenses decreased 7%.

BANCO MACRO	1Q24 EARNINGS RELEASE

In 1Q24 interest income totaled Ps714.8 billion, 18% or Ps.154.5 billion lower than in 4Q23 and 19% or Ps.172 billion lower than in 1Q23.

Income from interest on loans and other financing totaled Ps.462 billion, 18% or Ps102.8 billion lower compared with the previous quarter mainly due to a 16% decrease in the average volume of private sector loans and a 118 basis points decease in the average lending rate. On a yearly basis Income from interest on loans increased 39% or Ps.129.8 billion.

In 1Q24, income from government and private securities decreased 42% or Ps.68.3 billion QoQ (due to the unwinding of our Leliq portfolio) and decreased 82% or Ps.429.33 billion compared with the same period of last year. This result is explained 68% by income from government and private securities through other comprehensive income (Other government securities) and the remaining 32% is explained by income from government and private securities in pesos at amortized cost.

In 1Q24, income from Repos totaled Ps.151.9 billion, 19% or Ps.24.3 billion higher than the previous quarter and 482% or Ps.125.8 billion higher than a year ago.

In 1Q43 FX income totaled Ps.80.6 billion,71% or Ps.196.5 billion lower than the previous quarter and 43% or Ps.61.6 billion lower than a year ago. FX income gain was due to the 6.1% argentine peso depreciation against the US dollar and the Bank’s long dollar position during the quarter. It is important to notice that the Bank’s long dollar position decreased 96% during the quarter.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	1Q23	4Q23	1Q24	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	142,244	277,087	80,592	-71%	-43%
Translation of FX assets and liabilities to Pesos	141,393	275,980	80,391	-71%	-43%
Income from foreign currency exchange	851	1,107	201	-82%	-76%
(2) Net Income from financial assets and liabilities at fair value through P&L	754	23,363	5,165	-78%	585%
Income from investment in derivative financing instruments	754	23,363	5,165	-78%	585%
(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	142,998	300,450	85,757	-71%	-40%

BANCO MACRO	1Q24 EARNINGS RELEASE

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Interest on Cash and due from Banks	2,135	2,357	2,953	2,938	3,135	7%	47%
Interest from government securities	524,026	518,059	480,857	162,143	94,022	-42%	-82%
Interest from private securities	381	281	193	1,244	1,050	-16%	176%
Interest on loans and other financing
To the financial sector	413	775	1,321	2,468	1,027	-58%	149%
To the public non financial sector	1,501	10,122	9,320	8,064	1,666	-79%	11%
Interest on overdrafts	36,222	50,041	63,546	115,119	71,365	-38%	97%
Interest on documents	35,223	43,583	65,561	93,445	56,909	-39%	62%
Interest on mortgages loans	42,682	53,543	50,679	74,171	108,751	47%	155%
Interest on pledged loans	3,110	3,514	3,964	4,434	3,143	-29%	1%
Interest on personal loans	100,643	95,216	88,773	85,783	69,749	-19%	-31%
Interest on credit cards loans	70,542	73,310	74,478	83,491	64,917	-22%	-8%
Interest on financial leases	447	378	845	3,553	3,510	-1%	685%
Interest on other loans	43,315	53,681	67,541	104,764	83,613	-20%	93%
Interest on Repos	0
From the BCRA	26,036	57,510	87,304	126,637	151,842	20%	483%
Other financial institutions	62	0	39	982	65	-	5%
Total Interest income	886,738	962,370	997,374	869,236	714,764	-18%	-19%
Income from Interest on loans	332,184	373,266	415,387	564,760	461,957	-18%	39%

The Bank’s 1Q24 interest expense totaled Ps.547.3 billion, decreasing 7% or Ps.43.5 billion compared to the previous quarter and 8% (Ps.39.3 billion) higher compared to 1Q23.

In 1Q24, interest on deposits represented 96% of the Bank’s total interest expense, decreasing 8% or Ps.46.5 billion QoQ, due to a 970 basis points decrease in the average rate paid on deposits while the average volume of deposits from the private sector increased 5%. On a yearly basis, interest on deposits increased 6% or Ps.31.5billion.

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Deposits
Interest on checking accounts	22,924	42,034	49,320	54,310	64,109	18%	180%
Interest on saving accounts	4,969	6,709	6,366	9,429	13,088	39%	163%
Interest on time deposits	467,690	559,647	665,900	509,882	449,935	-12%	-4%
Interest on other financing from BCRA and financial inst.	824	691	550	1,043	2,137	105%	159%
Repos
Other financial institutions	4,811	7,101	5,012	4,111	4,109	0%	-15%
Interest on corporate bonds	62	61	66	2,477	4,746	92%	7555%
Interest on subordinated bonds	5,211	5,078	5,487	5,726	6,035	5%	16%
Interest on other financial liabilities	1,446	2,810	2,755	3,742	3,090	-17%	114%
Total financial expense	507,937	624,131	735,456	590,720	547,249	-7%	8%
Expenses from interest on deposits	495,583	608,390	721,586	573,621	527,132	-8%	6%

BANCO MACRO	1Q24 EARNINGS RELEASE

In 1Q24, the Bank’s net interest margin (including FX) was 26%, lower than the 33.8% posted in 4Q23 and the 33.6% posted in 1Q23.

1Q24 NET INTEREST MARGIN*	17.6%	LOWER THAN THE 26.1% POSTED IN 4Q23 AND LOWER THAN THE 24.4% IN 1Q23
1Q24 NET INTEREST MARGIN PESOS	20.6%	LOWER THAN THE 28.1% POSTED IN 4Q23 AND LOWER THAN THE 26.8% IN 1Q23
1Q234NET INTEREST MARGIN USD	7.5%	LOWER THAN THE 15.3% POSTED IN 4Q23 AND HIGHER THAN THE 6.7% IN 1Q23

* EXCLUDING FX GAINS

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	1Q23			4Q23			1Q24
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	10,310	-15.5%	59.0%	29,472	-33.0%	108.6%	7,272	-37.6%	92.1%
Financial Sector	4,138	-25.9%	39.4%	17,790	-50.3%	54.7%	13,315	-57.7%	30.2%
Private Sector	2,450,418	-18.8%	52.7%	2,542,513	-40.9%	84.1%	1,916,282	-37.3%	92.9%
Other debt securities
Central Bank Securities (Leliqs)	2,266,694	-6.3%	76.2%	330,214	-26.0%	130.6%	0	0.0%	0.0%
Government & Private Securities	680,464	-16.1%	57.8%	286,568	-44.5%	72.7%	423,066	-39.9%	84.9%
Repos	148,576	-9.0%	71.2%	385,326	-25.7%	131.4%	599,248	-34.3%	102.0%
Total interest-earning assets	5,560,600	-13.1%	63.4%	3,591,883	-38.2%	92.6%	2,959,183	-36.9%	94.0%

Fin. Assets through P&L and equity inv.	87,634	-35.4%	21.5%	23,852	200.6%	836.0%	1,962,707	5.3%	224.0%
Other Non interest-earning assets	561,646			741,409			558,592
Total Non interest-earning assets	649,280			765,261			2,521,299
Total Average Assets	6,209,880			4,357,144			5,480,482

Interest-bearing liabilities
Deposits
Public Sector	262,065	-14.7%	60.4%	166,285	-35.3%	101.4%	241,012	-38.4%	89.6%
Private Sector	3,578,302	-19.4%	51.7%	2,505,946	-40.9%	84.1%	2,444,959	-42.2%	77.9%
BCRA and other financial institutions	2,033	40.4%	164.2%	3,086	-29.4%	119.8%	4,860	-9.3%	179.0%
Corporate bonds	0	0.0%	0.0%	5,640	-24.5%	135.2%	8,069	-3.2%	197.8%
Repos	30,473	-12.8%	64.0%	-15,023	-102.8%	-108.6%	19,621	-40.1%	84.2%
Other financial liabilities	471439	-0.463	0.011	595806	-0.672	0.023	524592	-0.668	0.021
Total int.-bearing liabilities	4,344,312	-21.9%	46.9%	3,261,740	-45.1%	71.0%	3,243,113	-45.7%	67.0%

Total non int.-bearing liabilities	1,156,987			1,250,165			1,209,769

Total Average Liabilities	5,501,299			4,511,905			4,452,882

Assets Performance		869,305			838,012			691,365
Liabilities Performance		502,447			583,944			540,033
Net Interest Income		366,858			254,068			151,332
Total interest-earning assets		5,560,600			3,591,883			2,959,183
Net Interest Margin (NIM)		26.8%			28.1%			20.6%

BANCO MACRO	1Q24 EARNINGS RELEASE

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	1Q23			4Q23			1Q24
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	356,234	-5.9%	2.4%	308,343	106.6%	3.8%	399,785	-58.3%	3.2%
Loans & Other Financing
Financial Sector	658	-1.8%	6.8%	6,191	100.6%	0.8%	255	-41.7%	44.2%
Private Sector	174,386	21.3%	31.9%	188,132	208.6%	55.1%	381,142	-51.4%	20.2%
Other debt securities
Central Bank	143,703	0	0	75335	0	0	19884	0	0
Government & Private Securities	52,901	3.0%	12.0%	51,219	132.2%	16.7%	61,479	-56.7%	7.0%
Total interest-earning assets	727,882	0.8%	9.7%	635,749	137.8%	19.5%	862,545	-55.2%	10.9%

Fin. Assets through P&L and equity inv.	855,340	6.2%	15.5%	2,124,428	585.3%	244.4%	1,306,440	-36.3%	57.5%
Other Non interest-earning assets	1,320,657			1,500,938			1,654,935
Total Non interest earning assets	2,175,997			3,625,366			2,961,375
Total Average Assets	2,903,879			4,261,115			3,823,920

Interest-bearing liabilities
Deposits
Public Sector	20,974	-8.0%	0.1%	7,140	99.2%	0.1%	6,741	-59.5%	0.1%
Private Sector	473,868	-8.1%	0.0%	504,525	99.0%	0.0%	712,809	-59.6%	0.0%
BCRA and other financial institutions	12,920	-3.5%	5.0%	18,160	117.9%	9.5%	16,043	-56.3%	8.1%
Issued corporate bonds	12,330	-6.2%	2.0%	38,651	110.3%	5.7%	62,930	-57.6%	5.0%
Subordinated bonds	327,296	-2.1%	6.5%	323,986	112.9%	7.0%	381,664	-57.0%	6.4%
Total int.-bearing liabilities	847,388	-5.7%	2.6%	892,462	105.0%	3.0%	1,180,187	-58.6%	2.5%

Total non int.-bearing liabilities	411,371			613,192			719,071

Total Average liabilities	1,258,759			1,505,654			1,899,258

Assets Performance		17,433			31,224			23,399
Liabilities Performance		5,490			6,776			7,216
Net Interest Income		11,943			24,448			16,183
Total interest-earning assets		727,882			635,749			862,545
Net Interest Margin (NIM)		6.7%			15.3%			7.5%

In 1Q24 Banco Macro’s net fee income totaled Ps.74.1 billion, 12% or Ps.10.2 billion lower than in 4Q23 and was 13% or Ps.11.4 billion lower than the same period of last year.

In the quarter, fee income totaled Ps.84.2 billion, 12% or Ps.11 billion lower than in 4Q23. In the quarter fees charged on deposit accounts decreased 13% or Ps.4.2 billion, credit card fees decreased 14% or Ps.2.8 billion and Mutual funds and securities fees decreased 31% or Ps.1.3 billion. On a yearly basis, fee income decreased 11% or Ps.10 billion.

In the quarter, total fee expense decreased 7% or Ps.820 million. On a yearly basis, fee expenses increased 16% or Ps.1.4 billion.

BANCO MACRO	1Q24 EARNINGS RELEASE

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Fees charged on deposit accounts	34,893	34,068	32,990	33,182	28,945	-13%	-17%
Credit card fees	20,583	19,233	18,391	19,810	17,044	-14%	-17%
Corporate services fees	13,665	13,360	14,016	13,859	13,715	-1%	0%
Debit card fees	4,272	3,904	5,893	6,633	5,589	-16%	31%
ATM transaction fees	6,383	5,508	5,378	5,110	5,115	0%	-20%
Insurance fees	5,078	4,748	4,420	4,268	3,629	-15%	-29%
Credit related fees	2,209	2,634	2,227	3,351	3,604	8%	63%
Financial agent fees (provinces)	4,628	5,212	4,977	4,556	3,474	-24%	-25%
Mutual funds & securities fees	2,232	2,583	3,130	4,248	2,936	-31%	32%
AFIP & Collection services	225	184	176	156	125	-20%	-44%
ANSES fees	55	46	47	33	15	-55%	-73%
Total fee income	94,223	91,480	91,645	95,206	84,191	-12%	-11%

Total fee expense	8,768	8,945	9,157	10,950	10,130	-7%	16%

Net fee income	85,455	82,535	82,488	84,256	74,061	-12%	-13%

In 1Q43 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.1.27 trillion gain, decreasing 6% or Ps.84.9 billion in the quarter. This gain was mainly due to the mark to market of some government securities (CER inflation adjusted bonds) (Ps.1.28 trillion).

On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss increased Ps.1.24 trillion.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Profit or loss from government securities	50,067	137,694	-141,234	1,266,336	1,279,205	1%	2455%
Profit or loss from private securities	-11,849	25,065	37,242	54,781	6,579	-88%	-156%
Profit or loss from investment in derivative financing instruments	754	1,311	1,921	23,363	5,165	-78%	585%
Profit or loss from other financial assets	66	474	-2,433	3,708	3,165	-15%	4695%
Profit or loss from investment in equity instruments	197	-119	4,163	1,046	435	-58%	121%
Profit or loss from the sale of financial assets at fair value	-1,954	5,772	16,846	9,736	-14,503	-	-
Income from financial assets at fair value through profit or loss	37,281	170,197	-83,495	1,358,970	1,280,046	-6%	3334%

Profit or loss from derivative financing instruments	-1,617	-7,614	-1,008	-1,606	-7,608	-	-
Income from financial liabilities at fair value through profit or loss	-1,617	-7,614	-1,008	-1,606	-7,608	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	35,664	162,583	-84,503	1,357,364	1,272,438	-6%	3468%

BANCO MACRO	1Q24 EARNINGS RELEASE

In the quarter, Other Operating Income totaled Ps.44.4 billion, 16% or Ps.6.2 billion higher than in 4Q23 (Other adjustments and interest from other receivables increased 5.2 billion while Other adjustments and interest from receivables increased 54% or Ps.5 billion).On a yearly basis, Other Operating Income increased 100% or Ps.22.2 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Credit and debit cards	2,465	2,929	3,649	4,629	3,796	-18%	54%
Lease of safe deposit boxes	2,711	2,549	2,438	2,805	2,606	-7%	-4%
Other service related fees	6,884	7,605	9,656	11,344	12,841	13%	87%
Other adjustments and interest from other receivables	5,696	6,037	6,869	9,296	14,321	54%	151%
Initial recognition of loans	-	-	-	-	5,162	-	-
Sale of property, plant and equipment	23	180	-5	53	1	-98%	-
Others	4,391	4,675	3,616	10,023	5,623	-44%	28%
Other Operating Income	22,170	23,975	26,223	38,150	44,350	16%	100%

In 1Q24 Banco Macro’s administrative expenses plus employee benefits totaled Ps.202.3 billion, 12% or Ps.28.9 billion lower than the previous quarter, due to lower employee benefits (-1%) and lower (+28%) administrative expenses. On a yearly basis, administrative expenses plus employee benefits increased 49% or Ps.66.1 billion.

Employee benefits decreased 1% or Ps.1.5 billion QoQ, social security contributions and compensation and bonuses decreased 7% or Ps.1.6 billion while Compensation and bonuses decreased 7% or Ps.1.3 billion. On a yearly basis, Employee benefits increased 47% or Ps.42.4 billion.

In 1Q24, administrative expenses decreased 28% or Ps.27.4 billion, due to lower Directors and auditors fees(-60%), lower other professional fees (-37%) lower advertisement and publicity fees (-43%) and lower other administrative expenses (-16%). On a yearly basis administrative expenses increased 52% or Ps.23.7 billion.

In 1Q24, the efficiency ratio reached 14.7%, improving significantly from the 18.6% posted in 4Q23 and much better than the 25.5% posted a year ago. In 1Q24 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 13%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 11% compared to 4Q23.

BANCO MACRO	1Q24 EARNINGS RELEASE

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Employee benefits	91,026	96,158	100,219	134,878	133,392	-1%	47%
Remunerations	61,357	65,900	69,341	89,747	91,400	2%	49%
Social Security Contributions	15,605	15,907	17,202	23,505	21,913	-7%	40%
Compensation and bonuses	11,012	11,112	10,379	18,067	16,820	-7%	53%
Employee services	3,052	3,239	3,297	3,559	3,259	-8%	7%
Administrative Expenses	45,189	53,873	53,635	96,306	68,910	-28%	52%
Taxes	7,672	8,343	11,194	13,640	11,788	-14%	54%
Maintenance, conservation fees	6,996	7,510	7,508	10,497	9,673	-8%	38%
Directors & statutory auditors fees	1,824	6,100	3,076	29,825	12,035	-60%	560%
Security services	4,322	4,314	4,544	4,862	4,013	-17%	-7%
Electricity & Communications	4,132	3,995	3,923	3,712	5,106	38%	24%
Other professional fees	4,894	5,401	5,849	8,984	5,666	-37%	16%
Rental agreements	177	228	160	148	433	193%	145%
Advertising & publicity	1,848	3,012	4,309	4,920	2,783	-43%	51%
Personnel allowances	931	988	1,057	1,314	755	-43%	-19%
Stationary & Office Supplies	405	354	372	491	362	-26%	-11%
Insurance	374	463	471	477	337	-29%	-10%
Hired administrative services	324	1,398	924	1,941	2,872	48%	786%
Other	11,290	11,767	10,248	15,495	13,087	-16%	16%
Total Administrative Expenses	136,215	150,031	153,854	231,184	202,302	-12%	49%

Total Employees	7,756	7,797	7,765	9,192	9,166
Branches	463	462	461	519	517
Efficiency ratio	25.5%	21.7%	22.4%	13.6%	14.7%

Accumulated efficiency ratio	25.5%	23.4%	23.0%	18.6%	14.7%

In 1Q24, Other Operating Expenses totaled Ps.139.6 billion, decreasing 18% or Ps.30 billion QoQ, due to lower turnover tax (13% or Ps.13.5 billion), lower initial loan recognition charges (Ps.9 billion) and lower Other expenses (12% or Ps.5.4 billion). On a yearly basis, Other Operating Expenses increased 51% or Ps.47.1 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Turnover Tax	54,278	63,790	63,942	106,298	92,800	-13%	71%
Other provision charges	2,568	3,026	2,047.00	5,738	3,720	-35%	45%
Deposit Guarantee Fund Contributions	2,352	2,187	2,237	1,879	1,687	-10%	-28%
Donations	801	619	213	282	530	88%	-34%
Insurance claims	890	893	900	1,213	1,128	-7%	27%
Initial loan recognition	846	11,337	1,289	9,028	-	-100%	100%
Others	30,719	34,032	38,597	45,149	39,716	-12%	29%
Other Operating Expenses	92,454	115,885	109,226	169,603	139,584	-18%	51%

BANCO MACRO	1Q24 EARNINGS RELEASE

In 1Q24, the result from the net monetary position totaled a Ps.889 billion loss, 12% or Ps.91 billion higher than the loss posted in 4Q23 and 159% or Ps.546.2 billion higher than the loss posted one year ago. This result is a consequence of a higher net monetary position (+84%) which was partially offset by lower inflation during the quarter(167 b.p. below 4Q23 level, down to 51.6% from 53.3% in 4Q23).

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	403,192	542,357	546,216	1,576,657	1,253,950	-20%	211%
Result from net monetary position (i.e. inflation adjustment)	-342,825	-342,898	-501,839	-797,250	-888,994	12%	159%
Operating Result (Inc. Loss from net monetary position)	60,367	199,459	44,377	779,407	364,956	-53%	505%

In 1Q24, Banco Macro's effective income tax rate was 24.5%, lower than the 31.4% registered in 4Q23.

For more information, please see note 21 “Income Tax” of our Financial Statements.

BANCO MACRO	1Q24 EARNINGS RELEASE

Financial Assets	.04

Loans and other financing

The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.2.5 triillion, decreasing 10% or Ps.279.6 billion QoQ and decreasing 8% or Ps.205.9 billion YoY. In 1Q24 Private sector loans decreased 10% or Ps.279.8 billion. On a yearly basis Private sector loans decreased 8% or Ps.215.7 billion.

Within commercial loans, Overdrafts stand out with a 21% or Ps.92.6 billion decrease, Documents decreased 2% or Ps.10 billion while Others increased 2% or Ps.9.3 billion.

Within consumer lending, personal loans decreased 12% or Ps.44.8 billion while credit card loans decreased 18% or Ps.132.1 billion.

Within private sector financing, peso financing decreased 20% or Ps.513.9 billion, while US dollar financing increased 75% or USD 254 million.

As of 1Q24, Banco Macro’s market share over private sector loans was 9.4%.

LOANS AND OTHER FINANCING	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Public Sector	5,468	58,171	7,346	7,152	2,817	-61%	-48%
Finacial Sector	7,202	6,607	33,789	15,109	19,637	30%	173%
Financial Sector	7,250	6,666	33,843	15,144	19,659	30%	171%
Less: Expected Credit Losses	-48	-59	-54	-35	-22	-37%	-54%
Private Sector	2,693,826	2,733,995	2,639,619	2,757,967	2,478,131	-10%	-8%
Overdrafts	208,656	276,170	262,354	436,518	343,943	-21%	65%
Discounted documents	389,554	432,414	502,585	512,966	502,960	-2%	29%
Mortgage loans	276,994	273,534	253,024	253,600	245,941	-3%	-11%
Pledged loans	42,545	42,867	43,551	42,647	32,928	-23%	-23%
Personal loans	623,668	549,091	461,065	361,214	316,391	-12%	-49%
Credit Card loans	838,490	826,147	793,305	735,017	602,881	-18%	-28%
Leasing	5,217	4,499	3,374	14,387	10,057	-30%	93%
Others	363,039	385,009	370,772	482,925	492,211	2%	36%
Less: Expected Credit Losses	-54,337	-55,736	-50,411	-81,307	-69,181	-15%	27%
Total loans and other financing	2,706,496	2,798,773	2,680,754	2,780,228	2,500,585	-10%	-8%

Total loans in Pesos	2,504,688	2,613,790	2,501,555	2,507,337	1,993,425	-20%	-20%

Total loans in foreign currency	201,808	184,983	179,199	272,891	507,160	86%	151%

EOP FX (Pesos per USD)	208.9883	256.6750	350.0083	808.4833	857.4167	6%	310%

Total loans in foreign currency (USD)	966	721	512	338	591	75%	-39%
USD financing / Financing to the private sector	7%	7%	7%	10%	20%

BANCO MACRO	1Q24 EARNINGS RELEASE

Public Sector Assets	.05

In 1Q24, the Bank’s public sector assets (excluding Central Bank notes) to total assets ratio was 47.3%, higher than the 31% registered in the previous quarter, and higher than the 17% posted in 1Q23. Other government securities increased 50% (CER inflation linked bonds) which were partially offset by a decrease in Dual Bond holdings.

In 1Q24, a 50% or Ps.1.58 trillion increase in Government Securities stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Leliqs	2,497,487	1,919,463	983,024	-	-	-	-100%
Other	1,600,837	2,177,464	2,147,586	3,149,227	4,732,151	50%	196%
Government securities	4,098,324	4,096,927	3,130,610	3,149,227	4,732,151	50%	15%
Provincial loans	3,626	55,585	5,027	4,882	952	-80%	-74%
Loans	3,626	55,585	5,027	4,882	952	-80%	-74%

TOTAL PUBLIC SECTOR ASSETS	4,101,950	4,152,512	3,135,637	3,154,109	4,733,103	50%	15%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	1,604,463	2,233,049	2,152,613	3,154,109	4,733,103	50%	195%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	17.0%	22.4%	25.0%	31.0%	47.3%

BANCO MACRO	1Q24 EARNINGS RELEASE

Funding	.06

Deposits

Banco Macro’s deposit base totaled Ps.5 trillion in 1Q24, decreasing 1% or Ps.74.3 billion QoQ and an 11% or Ps.644 billion decrease YoY and representing 76% of the Bank’s total liabilities.

On a quarterly basis private sector deposits decreased 6% or Ps.291.2 billion while public sector deposits decreased 83% or Ps.234.2 billion.

The decrease in private sector deposits was led by demand deposits, which decreased 26% or Ps.777.3 billion, while time deposits increased 27% or Ps.422.6 billion QoQ.

Within private sector deposits, peso deposits increased 10% or Ps.365.2 billion, while US dollar deposits decreased 32% or USD 622 million.

As of 1Q24, Banco Macro´s market share over private sector deposits was 7.5%.

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Public sector	430,767	415,060	413,026	283,686	517,846	83%	20%

Financial sector	7,412	9,214	8,024	30,606	13,371	-56%	80%

Private sector	5,241,536	5,538,160	4,248,617	4,795,731	4,504,544	-6%	-14%
Checking accounts	649,635	605,034	584,674	772,698	541,276	-30%	-17%
Savings accounts	1,640,953	1,887,931	1,503,265	2,168,236	1,622,337	-25%	-1%
Time deposits	2,869,724	2,933,859	2,064,094	1,589,204	2,011,772	27%	-30%
Investment accounts	6,776	40,066	15,165	189,853	262,273	38%	3771%
Other	74,448	71,270	81,419	75,740	66,886
Total	5,679,715	5,962,434	4,669,667	5,110,023	5,035,761	-1%	-11%

Pesos	4,885,753	5,218,833	3,941,234	3,558,225	3,923,408	10%	-20%
Foreign Currency (in Pesos)	793,962	743,601	728,433	1,551,798	1,112,353	-28%	40%

EOP FX (Pesos per USD)	208.9883	256.6750	350.0083	808.4833	857.4167	6%	310%
Foreign Currency (USD)	3,799	2,897	2,081	1,919	1,297	-32%	-66%

USD Deposits / Total Deposits	14%	12%	16%	30%	22%

Banco Macro’s transactional deposits represent approximately 46% of its total deposit base as of 1Q24. These accounts are low cost and are not sensitive to interest rate increases.

BANCO MACRO	1Q24 EARNINGS RELEASE

Other sources of funds

In 1Q24, the total amount of other sources of funds increased 2% or Ps.84.3 billion compared to 4Q23 mainly due to a 8% or Ps.260.7 billion increase in Shareholders’ equity generated by the positive net income registered during the peiod. On a yearly basis, other sources of funds increased 35% or Ps.981.2 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Central Bank of Argentina	190	167	126	131	62	-53%	-67%
Banks and international institutions	17,142	10,654	12,061	23,079	18,551	-20%	8%
Financing received from Argentine financial institutions	151	1,528	612	6,810	1,130	-83%	648%
Subordinated corporate bonds	335,094	326,821	335,807	497,665	353,563	-29%	6%
Corporate bonds	12,747	10,246	12,675	89,251	67,179	-25%	427%
Shareholders' equity	2,454,052	2,327,687	2,341,790	3,099,400	3,360,113	8%	37%
Total other source of funds	2,819,376	2,677,103	2,703,071	3,716,336	3,800,598	2%	35%

BANCO MACRO	1Q24 EARNINGS RELEASE

Liquid Assets	.07

In 1Q24, the Bank’s liquid assets amounted to Ps.6.25 trillion, showing a 4% or Ps.9239.7 billion increase QoQ, and a 14% or Ps.755.7 billion increase on a yearly basis.

In 1Q24 Other Government securities increased 50% or Ps.1.58 trillion while Net Repos decreased 70% or Ps.650 billion.
In 1Q24, Banco Macro’s liquid assets to total deposits ratio reached 124%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Cash	1,154,332	1,039,322	1,040,143	1,824,171	1,149,472	-37%	0%
Guarantees for compensating chambers	99,460	79,392	76,467	103,281	99,616	-4%	0%
Call	2,327.00	251.00	-	8,188	-8,461.00	-	-
Leliq own portfolio	2,497,487	1,919,463	983,024	-	-	-	-100%
Net Repos	140,114	423,397	355,015	925,673	277,483	-70%	-
Other government & private securities	1,600,837	2,177,464	2,147,586	3,149,227	4,732,151	50%	196%
Total	5,494,557	5,639,289	4,602,235	6,010,540	6,250,261	4%	14%

Liquid assets to total deposits	97%	95%	99%	118%	124%

BANCO MACRO	1Q24 EARNINGS RELEASE

Solvency	.08

Banco Macro continued showing high solvency levels in 1Q24 with an integrated capital (RPC) of Ps.3.2 trillion over a total capital requirement of Ps.548.9billion. Banco Macro’s excess capital in 1Q24 was 472% or Ps.2.59 trillion.

The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 46.5% in 1Q24; TIER1 Ratio stood at 44.5%.

The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Credit risk requirement	73,119	92,213	124,155	250,774	312,304	25%	327%
Market risk requirement	11,531	25,821	19,898	38,335	39,647	3%	244%
Operational risk requirement	38,935	48,802	71,224	114,388	196,966	72%	406%
Total capital requirements	123,585	166,836	215,276	403,497	548,917	36%	344%

Ordinary Capital Level 1 (COn1)	627,056	717,831	979,304	1,745,360	3,184,428	82%	408%
Deductible concepts Level 1 (COn1)	-33,553	-41,726	-59,469	-121,538	-180,391	48%	438%
Capital Level 2 (COn2)	50,063	61,480	83,763	128,995	136,797	6%	173%
Integrated capital - RPC (i)	643,566	737,585	1,003,598	1,752,832	3,140,849	79%	388%

Excess capital	519,981	570,749	788,322	1,349,335	2,591,932	92%	398%

Risk-weighted assets - RWA (ii)	1,518,189	2,051,880	2,645,752	4,952,407	6,747,756	36%	344%

Regulatory Capital ratio [(i)/(ii)]	42.4%	35.9%	37.9%	35.4%	46.5%

Ratio TIER 1 [Capital Level 1/RWA]	39.1%	33.0%	34.8%	32.8%	44.5%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

BANCO MACRO	1Q24 EARNINGS RELEASE

Asset Quality	.09

In 1Q24, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.14%, down from 1.29% in 4Q23, from the 1.41% posted in 1Q23.

Consumer portfolio non-performing loans deteriorated 12 b.p. (up to 1.47% from 1.35%) while Commercial portfolio non-performing loans improved 49 b.p. in 1Q24 (down to 0.72% from 1.2%).

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 222.7% in 1Q24. Write-offs over total loans totaled 0.06%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Commercial portfolio	531,924	681,922	706,309	1,372,953	1,248,032	-9%	135%
Non-performing	9,204	8,041	8,067	16,539	8,972	-46%	-3%
Consumer portfolio	2,290,952	2,271,503	2,131,273	1,919,565	1,600,661	-17%	-30%
Non-performing	30,723	32,410	31,442	25,900	23,486	-9%	-24%
Total portfolio	2,822,876	2,953,425	2,837,582	3,292,518	2,848,693	-13%	1%
Non-performing	39,927	40,451	39,509	42,439	32,458	-24%	-19%
Commercial non-perfoming ratio	1.73%	1.18%	1.14%	1.20%	0.72%
Consumer non-perfoming ratio	1.34%	1.43%	1.48%	1.35%	1.47%

Total non-performing/ Total portfolio	1.41%	1.37%	1.39%	1.29%	1.14%
Total allowances	57,979	59,079	52,915	85,266	72,285	-15%	25%
Coverage ratio w/allowances	145.21%	146.05%	133.93%	200.91%	222.70%
Write Offs	1,776	5,515	2,301	2,552	1,831	-28%	3%
Write Offs/ Total portfolio	0.06%	0.19%	0.08%	0.08%	0.06%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2023 20-F)

BANCO MACRO	1Q24 EARNINGS RELEASE

1Q24 Snapshot	.10

In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through March 31, 2024

BANCO MACRO	1Q24 EARNINGS RELEASE

BANCO MACRO	1Q24 EARNINGS RELEASE

BANCO MACRO	1Q24 EARNINGS RELEASE

Relevant and Recent Events	.11

• Interest Payment Series F Dollar denominated Notes

On April 30th, 2024 the Bank paid semiannual interest on Series F dollar denominated notes in the amount of USD 1,321,370.

• Interest Payment Series A Subordinated Notes

On May 4th, 2024 the Bank paid semiannual interest on Series A subordinated notes in the amount of USD 13,286,000.

• Principal and Interest Payment Series E Dollar denominated Notes

On May 2nd, 2024 the Bank paid principal and interest on Class E dollar denominated notes in the amount of USD 17,060,781

• Ordinary and Special Shareholders’ meeting. Dividend payment schedule

On April 12, 2024 the Shareholders’ Meeting held resolved to separate a portion of the Optional Reserve Fund for Future Profit Distributions, in order to pay a cash or in kind dividend, in the latter case valued at market price, or in any combination of both options, in the amount of  Ps.294,130,167,680 (amount expressed in constant currency as of 31 December 2023), which expressed in constant currency as of 29 February 2024 amounts to Ps.401,735,819,252 and represents AR$ 628.2880750164 per share, subject to prior authorization from the Banco Central de la República Argentina (BCRA). The above stated amount is subject to a 7% tax withholding under section 97 of the Income Tax Law as revised in 2019.

On May 6, 2024 the Superintendencia de Entidades Financieras y Cambiarias of the Central Bank of the Republic of Argentina informed us that it has decided to authorize Banco Macro S.A. to distribute profits for an aggregate amount of Ps.294,130,168,000, in cash or in kind, as requested by the Bank, which distribution shall be carried out in the terms provided by the standard set by Distribution of Results. Pursuant to Communication "A" 7984, such amount shall be paid in constant currency of the payment date/s, after re-expression of the relevant payable amount by applying the most recently published rate before the date on which each of the above-mentioned instalments is made available according to the payment schedule duly fixed by the Board.

On May 14, 2024 the Board of Banco Macro S.A. resolved to apply the amount of Ps.294,130,167,680 to the payment of a cash dividend in 3 equal and consecutive monthly instalments. The amount of each one of such instalments shall be paid in constant currency, using the most recently published consumer price index (CPI) as determined by Instituto Nacional de Estadísticas y Censos (INDEC) to the date each instalment is made available to the shareholders.

BANCO MACRO	1Q24 EARNINGS RELEASE

Year 2024
Instalment #	Available on (date)	Amount (i)
1	May 22nd	$98,043,389,226.67
2	June 26th	$98,043,389,226.67
3	July 22nd	$98,043,389,226.67

(i)      The amount shall be expressed in constant currency to the date of the resolution that determines the availability of such instalments.

Each time the Board resolves to make available a dividend instalment, it shall issue the relevant notice of payment, containing the following information: i) the amount to be made available to the shareholders; ii) the amount per share; and iii) whether the dividend to be paid is subject to any kind of tax withholding.

In addition, please be advised that pursuant to Communication “A” 7997 of the Central Bank of the Republic of Argentina, in connection with the option to be granted to the non-resident shareholders to apply the funds derived from the dividends received to the acquisition of BOPREALs, the Bank shall inform such possibility at the time of issuing the relevant notice of payment of each dividend instalment.

The amount to be paid as dividend is subject to a 7% tax withholding under section 97 of the Argentine Income Tax Law as revised in 2019 and, in the case of non-resident shareholders who choose to acquire BOPREALs, an additional 17.5% tax withholding shall apply as Tax for an Inclusive and Solidarity-based Argentina (PAÍS) pursuant to Decree No. 385/2024.

Simultaneously with this notice, we published the notice of payment of the first dividend installment.

On May 6, 2024  the Special Shareholders’ meeting approved the following: (i) the Preliminary Merger Agreement entered into on March 6th 2024 by and between Banco Macro S.A. and Banco BMA S.A.U., pursuant to which the company named in the first place shall absorb the second one, with retroactive effect to January 1st 2024; (ii) the special consolidated financial statements of merger of Banco Macro S.A. and Banco BMA S.A.U. as of 31 December 2023, based on the information contained in the individual financial statements of each company to the same date, as duly submitted to the Central Bank of the Republic of Argentina, the Argentine Securities Exchange Commission (Comisión Nacional de Valores) and Bolsas y Mercados S.A.; and (iii) to omit reading the above mentioned documents since they have been made available to the shareholders duly in advance and are copied on the relevant corporate books.

Pending the authorizations by the Central Bank of the Republic of Argentina and the Argentine Securities Exchange Commission, the resolutions adopted at the present Shareholders’ Meeting shall be subject to the granting of such authorizations.

BANCO MACRO	1Q24 EARNINGS RELEASE

Regulatory Changes	.12

• Floor on deposit rates

On March 11, 2024, through Communication “A” 7978 the Central Bank of Argentina decided to remove floors on deposit rates, therefore Banks can freely determine what they pay for time deposits.

• Monetary Policy Rate

• On April 25, 2024: The Central Bank of Argentina decided to cut the monetary policy rate by 10 percentage points. Repo rate was cut from 70% to 60% APR.

• On May 2, 2024. The Central Bank of Argentina decided to cut the monetary policy rate by 10 percentage points. Repo rate was cut from 60% to 50% APR.

• On May 14, 2024: The Central Bank of Argentina decided to cut the monetary policy rate by 10 percentage points. Repo rate was cut from 50% to 40% APR.

• Minimum Reserve Requirements

On May 2, 2024, The Central Bank of Argentina through Communication “A” 8000 decided to increase reserve requirements for securities guaranteed loans effective as of May 15.

•  Up to 29 days: 15%

•  More than 30 days: 10%

At the same time the Central Bank of Argentina decided to increase reserve requirements for Money Market funds to 15%

BANCO MACRO	1Q24 EARNINGS RELEASE

CER Exposure and Foreign Currency Position	.13

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
CER adjustable ASSETS

Government Securities	134,691	196,299	137,943	372,417	4,467,255	1100%	3217%

Loans (*)	204,857	206,298	188,513	188,306	202,407	7%	-1%
Private sector loans	31,415	29,944	27,815	29,549	21,793	-26%	-31%
Mortgage loans (UVA adjusted)	173,271	176,174	160,547	158,663	180,611	14%	4%
Other loans	171	180	151	94	3	-97%	-98%
Total CER adjustable assets	339,548	402,597	326,456	560,723	4,669,662	733%	1275%

CER adjustable LIABILITIES
Deposits (*)	32,592	22,823	11,159	52,317	37,918	-28%	16%
UVA Unemployment fund	21,579	23,521	22,822	18,953	19,122	1%	-11%
Total CER adjustable liabilities	54,171	46,344	33,981	71,270	57,040	-20%	5%

NET CER EXPOSURE	285,377	356,253	292,475	489,453	4,612,622	842%	1516%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Cash and deposits in Banks	935,863	866,679	889,643	1,698,725	992,394	-42%	6%
Cash	32,532	158,906	166,824	511,973	252,960	-51%	678%
Central Bank of Argentina	589,073	392,900	442,144	747,594	381,503	-49%	-35%
Other financial institutions local and abroad	314,205	314,419	280,620	439,074	357,436	-19%	14%
Others	53	453	55	85	493	480%	830%
Financial instruments at fair value through P&L	1,078,843	1,811,082	1,861,087	2,634,253	122,006	-95%	-89%
Other financial assets	81,810	82,584	78,627	120,057	104,394	-13%	28%
Loans and other financing	201,808	184,983	179,199	272,891	507,160	86%	151%
Non financial private sector & foreign residents	201,808	184,983	179,199	272,891	507,160	86%	151%
Other debt securities	154,906	324,339	117,790	134,407	63,578	-53%	-59%
Guarantees received	22,765	29,391	33,859	84,550	24,429	-71%	7%
Investment in equity instruments	761	562	1,036	520	374	-28%	-51%
Total Assets	2,476,756	3,299,619	3,161,241	4,945,404	1,814,333	-63%	-27%
Deposits	793,962	743,601	728,433	1,551,798	1,112,353	-28%	40%
Non financial public sector	31,275	30,615	28,428	52,057	20,913	-60%	-33%
Financial sector	6,404	7,069	7,150	10,774	7,536	-30%	18%
Non financial private sector & foreign residents	756,282	705,917	692,855	1,488,966	1,083,903	-27%	43%
Financial liabiities at fair value through P&L	9,607	4,502	24,485	20,951	14,204	-32%	48%
Other liabilities from financial intermediation	80,988	83,342	90,368	130,959	146,918	12%	81%
Financing from the Central Bank and other fin. Inst	17,284	10,929	12,249	23,310	18,829	-19%	9%
Issued corporate bonds	12,747	10,246	12,675	81,650	58,645	-28%	360%
Subordinated corporate bonds	335,094	326,821	335,807	497,665	353,563	-29%	6%
Other non financial liabilities	513	2,691	2,797	6,864	4,240	-38%	727%
Total Liabilities	1,250,194	1,182,132	1,206,814	2,313,196	1,713,878	-26%	37%

NET FX POSITION (Pesos)	1,226,562	2,117,487	1,954,427	2,632,208	100,455	-96%	-92%
EOP FX (Pesos per USD)	208.9883	256.6750	350.0083	808.4833	857.4167	6%	310%
NET FX POSITION (USD)	5,869	8,250	5,584	3,256	117	-96%	-98%

BANCO MACRO	1Q24 EARNINGS RELEASE

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
ASSETS
Cash and deposits in Banks	1,154,332	1,039,322	1,040,143	1,824,171	1,149,472	-37%	0%
Cash	136,492	248,274	249,587	602,481	340,204	-44%	149%
Central Bank of Argentina	703,068	476,148	509,868	782,287	451,327	-42%	-36%
Other local & foreign entities	314,719	314,446	280,633	439,317	357,446	-19%	14%
Other	53	454	55	86	495	476%	834%
Debt securities at fair value through profit & loss	1,113,034	1,838,452	1,879,200	2,656,588	4,332,995	63%	289%
Derivatives	2	828	1,787	19,928	57,581	-100%	2878950%
Repo Transactions	151,727	423,902	365,746	933,358	279,193	-70%	84%
Other financial assets	319,949	430,158	434,602	305,338	228,231	-25%	-29%
Loans & other receivables	2,706,496	2,798,773	2,680,754	2,780,228	2,500,585	-10%	-8%
Non Financial Public Sector	5,468	58,171	7,346	7,152	2,817	-61%	-48%
Financial Sector	7,202	6,607	33,789	15,109	19,637	30%	173%
Non Financial private sector and foreign	2,693,826	2,733,995	2,639,619	2,757,967	2,478,131	-10%	-8%
Other debt securities	3,157,220	2,627,645	1,403,986	654,693	487,432	-26%	-85%
Financial assets in guarantee	145,445	133,831	135,253	201,494	170,195	-16%	17%
Income tax assets	0	0	0	1,331	1,033
Investments in equity instruments	4,161	4,439	5,521	4,873	3,318	-32%	-20%
Investments in other companies (subsidiaries and joint ventures)	5,786	3,507	3,342	2,555	2,163	-15%	-63%
Property, plant and equipment	482,610	482,098	483,998	540,968	542,983	0%	13%
Intangible assets	84,588	84,626	83,124	113,975	110,471	-3%	31%
Deferred income tax assets	345	486	849	1,509	1,263	-16%	266%
Other non financial assets	59,179	56,913	61,236	83,062	67,602	-19%	14%
Non-current assets held for sale	40,844	40,844	39,211	63,513	63,549	0%	56%
TOTAL ASSETS	9,425,718	9,965,824	8,618,752	10,187,584	9,998,066	-2%	6%

LIABILITIES
Deposits	5,679,715	5,962,434	4,669,667	5,110,023	5,035,761	-1%	-11%
Non Financial Public Sector	430,767	415,060	413,026	283,686	517,846	83%	20%
Financial Sector	7,412	9,214	8,024	30,606	13,371	-56%	80%
Non Financial private sector and foreign	5,241,536	5,538,160	4,248,617	4,795,731	4,504,544	-6%	-14%
Liabilities at fair value through profit & loss	9,607	4,502	24,485	20,962	19,867	-5%	107%
Derivatives	389	35	92	4,303	5,950	38%	1430%
Repo Transactions	17,402	22,840	90,167	35,785	20,857	-	-86%
Other financial liabilities	593,468	737,331	746,104	567,812	474,250	-16%	-20%
Financing received from Central Bank and Other Financial Institutions	17,482	12,349	12,799	30,020	19,743	-34%	13%
Issued Corporate Bonds	12,747	10,246	12,675	89,251	67,179	-25%	427%
Current income tax liabilities	44,155	71,109	58,187	324,295	319,764	-1%	624%
Subordinated corporate bonds	335,094	326,821	335,807	497,665	353,563	-29%	6%
Provisions	12,280	11,374	9,157	13,257	11,757	-11%	-4%
Deferred income tax liabilities	64,198	61,947	58,658	69,354	59,921	-14%	-7%
Other non financial liabilities	184,677	416,827	258,780	324,751	249,079	-23%	35%
TOTAL LIABILITIES	6,971,214	7,637,815	6,276,578	7,087,478	6,637,691	-6%	-5%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	866,849	866,849	866,849	866,849	866,849	0%	0%
Reserves	1,335,485	1,267,024	1,267,024	1,267,024	1,267,024	0%	-5%
Retained earnings	203,857	925	925	925	891,406	96268%	337%
Other accumulated comprehensive income	-3,077	3,668	375	61,051	46,345	-24%	-
Net income for the period / fiscal year	37,869	176,152	193,548	890,482	275,420	-69%	627%
Shareholders' Equity attributable to parent company	2,454,052	2,327,687	2,341,790	3,099,400	3,360,113	8%	37%

Shareholders' Equity attributable to non controlling interest	452	322	384	706	262	-63%	-42%
TOTAL SHAREHOLDERS' EQUITY	2,454,504	2,328,009	2,342,174	3,100,106	3,360,375	8%	37%

BANCO MACRO	1Q24 EARNINGS RELEASE

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	1Q23	2Q23	3Q23	4Q23	1Q24	QoQ	YoY
Interest Income	886,738	962,370	997,374	869,236	714,764	-18%	-19%
Interest Expense	507,937	624,131	735,456	590,720	547,249	-7%	8%
Net Interest Income	378,801	338,239	261,918	278,516	167,515	-40%	-56%
Fee income	94,223	91,480	91,645	95,206	84,191	-12%	-11%
Fee expense	8,768	8,945	9,157	10,950	10,130	-7%	16%
Net Fee Income	85,455	82,535	82,488	84,256	74,061	-12%	-13%
Subtotal (Net Interest Income + Net Fee Income)	464,256	420,774	344,406	362,772	241,576	-33%	-48%
Net Income from financial instruments at Fair Value Through Profit & Loss	35,664	162,583	-84,503	1,357,364	1,272,438	-	3468%
Result from assets at amortised cost	-	-	319	200	21	-	-
Difference in quoted prices of gold and foreign currency	142,244	237,601	553,341	277,087	80,592	-71%	-43%
Other operating income	22,170	23,975	26,223	38,150	44,350	16%	100%
Provision for loan losses	13,492	17,296	11,305	27,569	18,857	-32%	40%
Net Operating Income	650,842	827,637	828,481	2,008,004	1,620,120	-19%	149%
Personnel expenses	91,026	96,158	100,219	134,878	133,392	-1%	47%
Administrative expenses	45,189	53,873	53,635	96,306	68,910	-28%	52%
Depreciation and impairment of assets	18,981	19,364	19,185	30,560	24,284	-21%	28%
Other operating expenses	92,454	115,885	109,226	169,603	139,584	-18%	51%
Operating Income	403,192	542,357	546,216	1,576,657	1,253,950	-20%	211%
Income from associates and joint ventures	-851	-597	-165	237,238	-214	-	-
Result from net monetary position	-342,825	-342,898	-501,839	-797,250	-888,994	-	-
Net Income before income tax on cont. operations	59,516	198,862	44,212	1,016,645	364,742	-64%	513%
Income tax on continuing operations	21,595	60,483	26,754	319,390	89,507	-72%	314%
Net Income from continuing operations	37,921	138,379	17,458	697,255	275,235	-61%	626%

Net Income for the period	37,921	138,379	17,458	697,255	275,235	-61%	626%
Net Income of the period attributable to parent company	37,869	138,284	17,396	696,933	275,419	-60%	627%
Net income of the period attributable to non-controlling interests	52	95	62	322	-184	-	-

Other Comprehensive Income	-3,224	6,744	-3,294	60,678	-14,706	-	-
Foreign currency translation differences in financial statements conversion	-822	-192	298	15,513	-14,063	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-2,402	6,936	-3,592	45,165	-643	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	34,697	145,123	14,164	757,933	260,529	-66%	651%
Total Comprehensive Income attributable to parent Company	34,645	145,028	14,102	757,611	260,713	-66%	653%
Total Comprehensive Income attributable to non-controlling interests	52	95	62	322	-184	-	-

BANCO MACRO	1Q24 EARNINGS RELEASE

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	1Q23	2Q23	3Q23	4Q23	1Q24
Profitability & performance
Net interest margin	33.6%	38.3%	58.7%	52.1%	26.0%
Net interest margin adjusted (exc. FX)	24.4%	22.5%	18.8%	26.1%	17.6%
Net fee income ratio	8.4%	5.2%	5.5%	0.7%	1.5%
Efficiency ratio	25.5%	21.7%	22.4%	13.6%	14.7%
Net fee income as % of A&G Expenses	32.9%	23.9%	24.6%	5.4%	10.6%
Return on average assets	1.7%	6.1%	0.8%	32.1%	11.9%
Return on average equity	6.5%	24.8%	3.0%	106.3%	37.4%
Liquidity
Loans as a percentage of total deposits	47.7%	46.9%	57.4%	54.4%	49.7%
Liquid assets as a percentage of total deposits	97.0%	95.0%	99.0%	118.0%	124.0%
Capital
Total equity as a percentage of total assets	26.0%	23.4%	27.2%	30.4%	33.6%
Regulatory capital as % of APR	42.4%	36.0%	37.9%	35.4%	46.6%
Asset Quality
Allowances over total loans	2.1%	2.1%	2.0%	3.1%	2.9%
Non-performing financing as a percentage of total financing	1.4%	1.4%	1.4%	1.3%	1.1%
Coverage ratio w/allowances	145.2%	146.1%	133.9%	200.9%	222.7%
Cost of Risk	2.1%	2.7%	1.7%	3.9%	3.3%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	1Q23	2Q23	3Q23	4Q23	1Q24
Profitability & performance
Net interest margin	33.6%	35.9%	43.0%	44.8%	26.0%
Net interest margin adjusted (exc. FX)	24.4%	23.5%	22.0%	22.8%	17.6%
Net fee income ratio	8.4%	6.6%	6.2%	3.6%	1.5%
Efficiency ratio	25.5%	23.4%	23.0%	18.6%	14.7%
Net fee income as % of A&G Expenses	32.9%	28.2%	26.9%	19.5%	10.6%
Return on average assets	1.7%	3.9%	2.8%	9.9%	11.9%
Return on average equity	6.5%	15.5%	11.3%	37.5%	37.4%
Liquidity
Loans as a percentage of total deposits	47.7%	46.9%	57.4%	54.4%	49.7%
Liquid assets as a percentage of total deposits	97.0%	95.0%	99.0%	118.0%	124.0%
Capital
Total equity as a percentage of total assets	26.0%	23.4%	27.2%	30.4%	33.6%
Regulatory capital as % of APR	42.4%	36.0%	37.9%	35.4%	46.6%
Asset Quality
Allowances over total loans	2.1%	2.1%	2.0%	3.1%	2.9%
Non-performing financing as a percentage of total financing	1.4%	1.4%	1.4%	1.3%	1.1%
Coverage ratio w/allowances	145.2%	146.1%	133.9%	200.9%	222.7%
Cost of Risk	2.1%	2.4%	2.1%	2.6%	3.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 22, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer